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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Crossroads Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

22765D 10 0

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 22765D 10 0

1.	Name of Reporting Person: Brian R. Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,689,500

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,689,500

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,689,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.7%

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
Crossroads Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
8300 N. MoPac Expressway Austin, TX 78759

Item 2.
	(a)	Name of Person Filing:
Brian R. Smith
	(b)	Address of Principal Business Office or, if none, Residence:
8300 N. MoPac Expressway Austin, TX 78759
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share
	(e)	CUSIP Number:
22765D 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
Brian R. Smith is the record owner of 3,239,500 shares of common stock as of December 31, 2002 and holds options to purchase 450,000 shares of common stock which were exercisable on or within 60 days of December 31, 2002. An additional 132,000 shares of common stock of which 60,000 shares are held of record by Donald W. Smith, Trustee of the Christian James Smith Gift Trust, 60,000 shares are held of record by Donald W. Smith, Trustee of the Colin Isaac Smith Gift Trust and 12,000 shares are held of record by Donald W. Smith, Trustee of the Caitlin Elizabeth Smith Gift Trust (collectively, the Trusts) are held for the benefit of Mr. Smith's children. Mr. Smith's father is the sole trustee of each of the Trusts and in such capacity holds the sole power to vote and dispose of the shares owned by such Trusts. Mr. Smith disclaims beneficial ownership of all shares held by the Trusts.
(b) Percent of class:
14.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
3,689,500
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
3,689,500
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Brian R. Smith
Name:	Brian R. Smith
Title:	Chairman of the Board, President and CEO

Footnotes:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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